

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Gregory Clements
President/CEO and CFO
PureSpectrum, Inc.
118 Pipemakers Circle
Suite 105
Pooler, GA 31322

> **Re: PureSpectrum, Inc.**
> **Form 10-K filed April 16, 2010**
> **Form 10-Q filed December 1, 2010**
> **Proxy Statement filed April 30, 2010**
> **File No. 000-53015**

Dear Mr. Clements:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 4. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

1. In your proxy statement filed April 30, 2010, you state that you issued 15 million warrants in a private transaction on December 22, 2009. Please tell us why you have not included the information required by Item 701 of Regulation S-K. Please refer to Item 5 of Form 10-K.

Exhibits, page 13

2. We note your disclosure on pages 2, 5 and 6 of your Form 10-K relating to the
    manufacturing contracts other agreements that you have recently entered into, including,
    among others, your agreements with LaMar Lighting Company, Ferguson Enterprises,
    and FoxRowden McBrayer. Please note that Item 601(b)(10) of Regulation S-K requires
    you to file material contracts in their entirety. Please tell us why you have not filed any
    of these agreements as exhibits. Refer to Item 15(b) of Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Liquidity and Capital Resources, page 11

3. You indicate on page 10 that your current liabilities are $2,753,882 and your net loss for
    the nine month period ended September 30, 2010, totaled $7,782,856. Please tell us how
    you intend to fund your operations and pay your obligations for the next 12 months.
    Please explain how your plan for funding your operations and obligations complies with
    the forbearance agreement that you entered into on September 27, 2010.

Item 4 Controls and Procedures, page 12

4. We note your disclosure related to the several material weaknesses in your disclosure
    controls and procedures. We note that you give reasons for the existence of the
    weaknesses but that you do not identify the weaknesses. We also note that you have not
    yet developed a plan to mitigate the material weaknesses. Lastly, we note that your Form
    10-Q filed on December 1, 2010, includes similar disclosure. Please identify each
    material weakness and tell us whether you have plans to mitigate the material
    weaknesses.

Part II

Item 3. Defaults Upon Senior Securities, page 13

5. Please tell us why this section is not applicable. We note that you are subject to a
    forbearance agreement, which you entered into on September 27, 2010.

Proxy Statement on Schedule 14A, filed April 30, 2010

Certain Relationships and Related Transactions, page 14

6. We note that a series of loans were provided to the company in 2009 by one or more officers. Please identify the individual who provided each loan.

7. Please identify the holders of the two $125,000 convertible promissory notes and provide the basis on which each person is a related person. Refer to Item 404 of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at 202-551-3758 or me at 202-551-3402 with any other questions.

                                        Sincerely,

                                        Angela McHale
                                        Attorney-Adviser